Filed Pursuant to Rule 424(b)(3)
File No. 333-260335

Prospectus Supplement No. 1

(to Prospectus Dated October 18, 2021)

Up to 15,207,227 Common Units

Viper Energy Partners LP

Common Units

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) updates and supplements the prospectus dated October 18, 2021 (the “Original Prospectus”) relating to the proposed resale from time to time of up to 15,250,000 common units representing limited partner interests in our partnership by the selling unitholders identified therein, which common units were acquired by Swallowtail Royalties LLC (“Swallowtail”) and Swallowtail Royalties II LLC (“Swallowtail II” and, together with Swallowtail, the “Swallowtail entities”) from us on October 1, 2021 in connection with our acquisition of certain mineral and royalty interests (the “Swallowtail Acquisition”) under the terms of the purchase and sale agreement, dated as of August 6, 2021, by and among us and our operating subsidiary Viper Energy Partners LLC, as buyer, and the Swallowtail entities, as seller (the “Purchase Agreement”).

This Prospectus Supplement is being filed solely to update, as of the date of this Prospectus Supplement, the selling unitholder table included in the Original Prospectus and the maximum number of common units that may be offered, sold or otherwise transferred from time to time under this Prospectus Supplement and the Original Prospectus, as updated by this Prospectus Supplement, following the distribution of an aggregate of 15,250,000 common units from the Swallowtail entities (the selling unitholders identified in the Original Prospectus) to certain of their respective members, including BX Guidon Topco LLC (“BX Topco”) (the selling unitholder identified in this Prospectus Supplement).

The common units covered by this Prospectus Supplement may be offered, sold or otherwise transferred from time to time in one or more offerings, in accordance with the “Plan of Distribution” included in the Original Prospectus, by BX Topco and its donees, pledgees, transferees or other successors in interest selling common units included in this Prospectus Supplement received by them after the date hereof as a gift, pledge, distribution or transfer.

This Prospectus Supplement is not complete without, and may not be delivered or used except together with the Original Prospectus. This Prospectus Supplement is qualified by reference to the Original Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Original Prospectus.

You should read this Prospectus Supplement and the Original Prospectus carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of the Original Prospectus for information on us and our financial statements.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the Risk Factors on page 2 of the Original Prospectus and in our filings with the SEC incorporated by reference in the Original Prospectus before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 20, 2021.

SELLING UNITHOLDER

Unless the context otherwise requires, references in this prospectus to Viper Energy Partners LP,” “the partnership,” “we,” “our,” “us” or like terms refer collectively to Viper Energy Partners LP and its subsidiaries.

This Prospectus Supplement is being filed solely to update, as of the date of this Prospectus Supplement, the selling unitholder table included in the Original Prospectus and the maximum number of common units that may be offered, sold or otherwise transferred from time to time under this Prospectus Supplement and the Original Prospectus, as updated by this Prospectus Supplement, following the distribution of an aggregate of 15,250,000 common units from the Swallowtail entities (the selling unitholders identified in the Original Prospectus) to certain of their respective members, including BX Topco (the selling unitholder identified in the table below). In connection with the Swallowtail Acquisition completed on October 1, 2021, (i) 2,434,192 common units were originally issued to Swallowtail and (ii) 12,815,808 common units were originally issued to Swallowtail II under the Purchase Agreement. We have prepared this Prospectus Supplement as required by the registration rights agreement entered into in connection with the Swallowtail Acquisition and described in the Original Prospectus.

All of the common units included in the table below have already been included in the Original Prospectus, and this Prospectus Supplement does not include any new or additional common units that were not already reflected in the Original Prospectus.

The common units listed in the table below may be offered, sold or otherwise transferred from time to time in one or more offerings, in accordance with the “Plan of Distribution” included in the Original Prospectus, by BX Topco and its donees, pledgees, transferees or other successors in interest selling common units included in this Prospectus Supplement received by it after the date hereof as a gift, pledge, distribution or transfer. Neither this Prospectus Supplement nor the Original Prospectus covers any subsequent sales of common units purchased from the selling unitholder(s) identified herein or therein.

The following table sets forth the maximum number of our common units that may be sold by the selling unitholder under this Prospectus Supplement and the Original Prospectus, as updated by this Prospectus Supplement. The table also sets forth the name of the selling unitholder, the nature of any position, office or other material relationship which such selling unitholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of our common units to be owned by such selling unitholder after completion of the offering. For purposes of the table below, we assume that the selling unitholder will sell all of its common units, as we cannot predict when or in what amount the selling unitholder may sell any of the common units listed in the table below, if at all.

We prepared the table based on information provided to us by the selling unitholder. We have not sought to verify such information. Additionally, the selling unitholder may have sold or transferred some or all of its common units in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, since the date on which the information in the table was provided to us. Other information about the selling unitholder may also change over time.

Except as otherwise indicated, the selling unitholder has sole voting and dispositive power with respect to the common units shown below to be beneficially owned by it.

	Common Units Beneficially Owned Prior to the Offering(1)		Common Units Being Offered Hereby	Common Units Beneficially Owned After Completion of the Offering(1)
Name of Selling Unitholder	Number	Percent(2)	Number(3)	Number(3)	Percent(2)
BX Guidon Topco LLC(4)(5)	15,207,227	19.2%	15,207,227	—	—%
Total	15,207,227	19.2%	15,207,227	—	—%

(1)

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common units which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding common units held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)

Percentage of beneficial ownership is based upon 79,120,603 common units outstanding as of October 1, 2021 immediately following the closing of the Swallowtail Acquisition. Because the selling unitholder is not obligated to sell any portion of the common units shown as offered by it, we cannot estimate the actual number or percentage of our common units that will be held by the selling unitholder upon completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the common units included in the table above will be held by the selling unitholder.

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(3)	Assumes the selling unitholder disposes of all of its common units covered by this prospectus and does not acquire beneficial ownership of any additional common units.
(4)

Represents 15,207,227 common units held directly by BX Guidon Topco LLC (“BX Topco”). Guidon Energy Holdings LP is the managing member of Swallowtail Royalties LLC. The controlling membership interests of BX Topco are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the above entities or persons may be deemed to beneficially own common units beneficially owned by BX Topco or indirectly controlled by such entity or person. Each of the above entities or persons disclaims beneficial ownership of such securities in excess of their respective pecuniary interest therein. The address of each of the above entity or person is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

(5)	Our relationship with Blackstone Inc., an affiliate of the selling unitholder, is described in the Original Prospectus.

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